Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017	2016		2017	2016
Net income	$2,813	$79,662		$17,275	$113,862
Additions:
Fixed charges
Interest expense	12,176	13,173		35,634	41,353
Capitalized interest	231	188		676	476
	12,407	13,361		36,310	41,829
Deductions:
Capitalized interest	(231)	(188)		(676)	(476)
Net loss attributable to noncontrolling interests	20	12		56	32
Adjusted earnings	15,009	92,847		52,965	155,247
Fixed charges (from above)	$12,407	$13,361		$36,310	$41,829
Ratio of earnings to fixed charges	1.21	6.95	(1)	1.46	3.71	(1)

(1) The earnings to fixed charges ratios for the three and nine months ended September 30, 2016 include gain on sale of real estate of $77.6 million and $101.7 million, respectively.